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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   3    )*
                                          --------

                       Third Millennium Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983763103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Philip E. Tearney, Manager
                      Barrett Sutherland Acquisition, LLC
                            10801 Mastin, Suite 920
                          Overland Park, Kansas 66210
                                 (913) 491-1717
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 8, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Barrett Sutherland Acquisition, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)   WC,OO


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Missouri


--------------------------------------------------------------------------------
                7.  Sole Voting Power    9,722,713
  Number of

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power   0
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power  4,390,000
  Reporting

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power  5,332,713
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  9,722,713


--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  66.1%


--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)  OO-Limited Liability Company


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Philip E. Tearney
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)    PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    United States


--------------------------------------------------------------------------------
                7.  Sole Voting Power    9,932,713
  Number of

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power   0
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power    210,000
  Reporting

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power   9,722,713
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   9,932,713


--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)    67.6%


--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)   IN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No.  983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    490,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    490,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    9,722,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,212,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     69.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Schedule 13D originally filed on February 11, 2004 (the "February 13D") by Barrett Sutherland Acquisition, LLC ("BSA"), Philip E. Tearney ("Tearney") and William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001 (the "Trust"), as amended by Amendment 1 to the February 13D, filed February 13, 2004 ("Amendment 1") and Amendment 2 to the February 13D, filed March 18, 2004 ("Amendment 2"). The purpose of this Amendment No. 3 is to amend Item 4 and Item 7.



ITEM 4.             PURPOSE OF TRANSACTION
         The purposes of the acquisition of securities of Third Millennium Industries, Inc. (the "Company") by the reporting persons are as set forth in response to Item 4 of the February 13D and Amendment 2, which are incorporated herein by this reference.

         The Company's agreements with the shareholders of Barrett Trailers, Inc. ("Barrett Trailers") for the acquisition of Barrett Trailers by the Company allowed the shareholders to terminate the agreements upon notice to the Company. After the filing of Amendment 2, the reporting persons discovered that the shareholders of Barrett Trailers were unwilling to close the acquisition of Barrett Trailers by the Company under the terms of the agreements.


         The Company's previous management, Dennis DePriest ("DePriest") and Greg Spencer ("Spencer"), applied for a loan with Regents Bank of Nowata, Oklahoma ("Regents Bank"), to be guaranteed by the United States Department of Agriculture. On March 30, 2004, Regents Bank informed the Company that the loan had not been approved.

         Since the filing of Amendment 2, the directors and management of the Company hired an independent accountant to review the Company's books and records, to prepare preliminary financial statements for December 31, 2003, and to identify all outstanding liabilities. Management also reviewed actual and potential litigation against the Company by creditors and other claimants. On April 5, 2004, the board of directors of the Company, including Tearney, received preliminary financial statements for December 31, 2003, a preliminary list of outstanding accounts payable as of March 31, 2004, and a report of actual and potential litigation against the Company. This information revealed a significant number and amount of actual and potential liabilities which had not been previously disclosed to BSA, the Trust or Tearney by the Company or by DePriest and Spencer on behalf of the Company. Also on April 5, 2004, the Company's director, President and Secretary, Neil Anderson, resigned.

         The reporting persons have now determined that the Company has insufficient cash available to carry on its business and to complete the 10K filing, which must be filed by April 13, 2004, and that the Company does not have access to capital from sources other than operations. Given the Company's financial condition, lack of officers, management, and employees, lack of prospects, and failure to obtain financing, Tearney resigned as a director of the Company on April 8, 2004. To the reporting persons' knowledge, Phil Snowden resigned as a director of the Company effective April 8, 2004. Before submitting his resignation as a director, Tearney instructed his personal attorneys to take possession of the Company's books and records then located at the Company's principal office and to hold such books and records in safekeeping, because the Company currently had no officers, management, or employees and, shortly thereafter, would not have any directors. On April 9, 2004, Tearney filed a Petition in Interpleader with the Circuit Court of Greene County, Missouri, which is attached hereto as Exhibit 99.11 and incorporated herein by this reference. The Petition in Interpleader requests the Circuit Court's direction regarding the disposition of such books and records.

         Amendment 2 reported that BSA, the Trust and Tearney were negotiating with the Company to extend and modify the December 30, 2003 loan from BSA to the Company (the "BSA Loan") and the August 1, 2003 loans from Tearney and the Trust to the Company's predecessor (the "Millennium Loans"). In addition, Amendment 2 also reported the following intentions, among others, of BSA, the Trust and Tearney:

         1. to seek the immediate appointment of independent directors to the Company's board of directors,
         2. to document the March 10, 2004 loan from the Trust to the Company (the "Bridge Loan"), which was to be secured by a security interest in and lien on substantially all of the Company's assets, and
         3. to consider certain loans to the Company to provide a portion of the financing of the acquisition of Barrett Trailers by the Company and to provide working capital to the Company.

         Since the filing of Amendment 2, the reporting persons located shareholders willing to serve on the board. However, the board decided to determine whether the Company would be able to pursue its business plan before appointing such shareholders. Because of the Company's severe financial condition and lack of prospects, the board did not appoint such shareholders. The Trust and the Company have not documented the Bridge Loan, and the reporting persons have abandoned negotiations with the Company to provide additional loans and to modify and extend the BSA Loan and the Millennium Loans. At the time of filing this Amendment 3, BSA, the Trust and Tearney do not intend to provide additional capital or loans to the Company.


         BSA, the Trust and Tearney are considering their options as lenders under the BSA Loan and the Millennium Loans, including potential foreclosure on the collateral securing the BSA Loan and the Millennium Loans.


         Except as set forth above, neither BSA, Tearney, the Trust, nor William
         P. Moore, III have any plans or proposals which relate to or may result in the acquisition or disposition of the Company's securities by any person, extraordinary corporate transactions, the sale or transfer of the Company's assets, changes in the Company's board of directors or management, capitalization, dividend policy, business, or corporate structure, causing a class of the Company's securities to be delisted or eligible for termination of registration, or any similar action.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS
         Exhibit 99.1 -- Eight Percent Promissory Note, dated December 30,
                      2003, executed by the Company in favor of BSA.*
         Exhibit 99.3 -- 18% Convertible Promissory Note, dated August 1,
                      2003, executed by the Company's predecessor in favor of the Trust.*
         Exhibit 99.4 -- 18% Convertible Promissory Note, dated August 1,
                      2003, executed by the Company's predecessor in favor of Philip E. Tearney.*
         Exhibit 99.5 -- Pledge Agreement, dated as of August 1, 2003, between Dennis DePriest, Greg Spencer, and the Trust.*
         Exhibit 99.6-- Pledge Agreement, dated as of August 1, 2003, between Dennis DePriest, Greg Spencer, and Philip E. Tearney.*
         Exhibit 99.10-- Joint Filing Agreement, dated February 9, 2004, executed by BSA, the Trust, and Philip E. Tearney.*
         Exhibit 99.11 -- Petition in Interpleader, filed April 9, 2004, with the Clerk of the Circuit Court of Greene
                      County, Missouri.

         * Previously filed as an Exhibit to the February 13D.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2004
--------------------------------------------------------------------------------
Date

/s/ Philip E. Tearney
--------------------------------------------------------------------------------
Signature

Philip E. Tearney, Manager of Barrett Sutherland Acquisition, LLC
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2004
--------------------------------------------------------------------------------
Date

/s/ Philip E. Tearney
--------------------------------------------------------------------------------
Signature

Philip E. Tearney
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2004
--------------------------------------------------------------------------------
Date

/s/ William P. Moore, III
--------------------------------------------------------------------------------
Signature

William P. Moore, III, as Trustee of the William P. Moore III Revocable
Trust dated October 9, 2001
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                IN THE CIRCUIT COURT OF GREENE COUNTY, MISSOURI

PHILIP E. TEARNEY,                          )
Individually and in his capacity as a       )
former director of Third Millennium         )
Industries, Inc                             )
                                            )
                    Interpleader Plaintiff, )
                                            )
         v.                                 )   Case No. ____________________
                                            )
THIRD MILLENNIUM                            )
INDUSTRIES, INC.,                           )
     Serve at: Dennis K. DePreist           )
                  Registered Agent          )
                  4933 E. HWY 60            )
                  Rogersville, MO    65742  )
                                            )
                    or                      )
                                            )
                  Dennis K. DePreist        )
                  Registered Agent          )
                  4849 N. Pine Hill         )
                  Springfield, MO 65809     )
                                            )
                                            )
                    Interpleader Defendant. )

                            PETITION IN INTERPLEADER

     Plaintiff Philip E. Tearney ("Tearney"), for his Petition in Interpleader concerning corporate records and materials of Third Millennium Industries, Inc. ("Third Millennium") that may be claimed by defendant Third Millennium (including its former or existing directors, officers and/or shareholders), pursuant to RSMO ss. 400.7-603, and consistent with the provisions of RSMO ss.
507.060 and Rule 52.07 of the Missouri Rules of Civil Procedure, states as follows:

                                   THE PARTIES

     1. Plaintiff Tearney is an individual who is a resident of the State of Kansas and can be found at 19001 Nall, Stillwell Kansas 66085.

     2. Defendant Third Millennium is a Nevada corporation in good standing authorized to do business in the State of Missouri, having a principal place of business in Greene County, Missouri at 4933 E. HWY 60, Rogersville, Missouri 65742.


                             JURISDICTION AND VENUE

     3. Venue is proper in Greene County under RSMOss.508.010 et seq.

     4. Jurisdiction is proper in the Circuit Court of Greene County under RSMO ss.478.070.

                              FACTS AND ALLEGATIONS

     5. Plaintiff restates and incorporates paragraphs 1 through 4 of this Petition as paragraph 5 as though fully set forth herein.

     6. Plaintiff Tearney is a former director of defendant company Third Millennium.

     7. Plaintiff Tearney, along with other directors and/or officers, were preparing to resign their positions with Third Millennium, and in an effort to preserve corporate documents and records, plaintiff Tearney authorized the law firm of Husch & Eppenberger, LLC to go to the corporate offices of Third Millennium to obtain and secure the corporate records.

     8. Plaintiff Tearney was still a director of Third Millennium at the time he authorized Husch & Eppenberger, LLC to secure the corporate records.

     9. The law office of Husch & Eppenberger, LLC, acting as agent for Tearney, secured thirteen (13) banker's boxes of corporate records and materials.

     10. Thereafter, and on April 8, 2004, plaintiff Tearney tendered his resignation as director of Third Millennium.

     11. Upon information and belief, there are currently no active directors or officers for Third Millennium and, in a further effort to safeguard and preserve corporate materials and documents, plaintiff Tearney brings this action for interpleader.

     12. It is likely that more than one person claims title or possession (or a right to possess) the corporate records and materials including, but not limited to, former directors, officers and shareholders of Third Millennium.

     13. Additionally, plaintiff may be exposed to double or multiple liability claims should multiple persons or entities seek production, title or possession of the corporate records and materials.

     14. This interpleader action is necessary and plaintiff needs an Order from this Court directing plaintiff, and his agent Husch & Eppenberger, LLC, as to how to proceed with retaining, transferring, or otherwise maintaining the corporate records and materials.

WHEREFORE, plaintiff, Philip E. Tearney, respectfully requests that this Court enter its judgment:

(a) requiring defendant Third Millennium to appear, interplead, and submit for determination by this Court the issue of their respective rights to the corporate materials and documents and the manner in which such materials and documents will be maintained, produced or otherwise handled;

(b) dismissing plaintiff, and his agent Husch & Eppenberger, LLC from this lawsuit and discharging plaintiff, and his agent Husch & Eppenberger, LLC, from any and all liability thereon upon the tender and transfer of the Third Millennium corporate records or upon otherwise complying with this Court's instructions and orders as to how to handle the records and materials at issue;

(c) awarding plaintiff his costs incurred in this action, including reasonable attorney's fees; and

(d)  for such other and further relief as the Court deems just.


                                           HUSCH & EPPENBERGER, LLC


                                           By:  /s/ Scott E. Garrett
                                                ------------------------------
                                                Scott E. Garrett, #52795
                                                1949 E. Sunshine, Suite 2-300
                                                Springfield, MO  65804
                                                Office: (417) 862-6726
                                                Fax No: (417) 862-6948

                                                Attorneys for Plaintiff
                                                Philip E. Tearney